September 1, 2005
Mr. Larry Spirgel
Assistant Director
Division Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States

Re:	Claxson Interactive Group Inc. (“Claxson”)
Form 20-F for Fiscal Year Ended December 31, 2004
Filed July 15, 2005

File No. 0-33143
Dear Mr. Spirgel:
     We are providing this letter in response to your comments included in the letter dated August 15, 2005, made in connection with your review of our Form 20-F for the fiscal year ended December 31, 2004 (the “2004 20-F”).
     As requested, we acknowledge that:
•	Claxson is responsible for the adequacy and accuracy of the disclosure of financial information in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Claxson may not assert staff comments as a defense in any proceeding initiated by it or any person under the federal securities laws of the United States.
     Please find below the answers to your comments to the 2004 20-F. We have included your comments as the introduction to our responses in order to facilitate your review.
Selected Financial Data, page 2
1.	Provide net (loss) income per common share.
The Company acknowledges the Commission’s comment and will include disclosure of net (loss) income per common share data in Item 3. A. “Selected Financial Data” of Form 20-F in future filings.

Operating and Financial Review and Prospects, page 24
2.	Discuss your net (loss) income per common share.
The Company acknowledges the Commission’s comment and will include a section discussing net (loss) income per common share in Item 5 “Operating and Financial Review and Prospects” of Form 20-F in future filings.
3.	Discuss your segment operating income (loss).
The Company acknowledges the Commission’s comment and will include a section discussing segment operating income (loss) in Item 5 “Operating and Financial Review and Prospects” of Form 20-F in future filings.

Recent Accounting Pronouncements, page 26
4.	Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note you have leased radio transmission towers throughout Chile. Tell us if any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment. Please describe any other arrangements or situations you considered in evaluating SFAS 143.
In evaluating legal retirement obligations under Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (SFAS No. 143), we considered the legal obligations arising from contractual commitments for our long-lived assets and found them to be immaterial.

Specifically as it relates to our leased radio transmission towers in Chile, we assessed the following factors in connection with the existence of legal site and facilities restoration obligations or equipment removal at the end of the leasing contracts signed by Iberoamerican Radio Holdings Chile S.A. and its subsidiaries (“IARC”), under which these companies lease land from third parties for the installation of transmission towers owned by IARC or directly lease radio towers from third parties:
•	As of December 31, 2004, IARC owns 26 towers located on land leased from third parties and 12 towers owned by third parties where IARC leases space and has installed its aerials.

•	Of the land leases where the 26 owned towers are located, 20 are automatically renewable for an indefinite period, 2 are currently being renegotiated, 2 expire in 2006 and 2017, respectively, and the other 2 expire in 2010.

•	Of the 12 leased towers owned by third parties, 10 are automatically renewable for an indefinite period, and 2 are currently being renegotiated.

•	Claxson’s management expects to renew all the leases noted above and is not aware of any lessors’ desire to terminate or not renew these contracts.

•	Although only 5 of the 38 lease contracts for land and towers noted above establish specific conditions at lease termination, the Chilean Civil Code requires the return of leased assets in the same condition in which they were delivered.
Based on the above, management estimated that the discounted amounts of such obligations amount to approximately $158,000, which includes approximately $108,000 derived from the assumption of the worse case scenario under which the 30 lease contracts that are automatically renewable mature in the next five years. As the amounts are not material and additionally as management believes the probability of termination of these contracts is currently remote, sufficient information to estimate the likely range of potential settlement dates for the obligation is not currently available and accordingly, the Company has not recorded any liability arising from these contracts as of December 31, 2004.
Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-5
5.	Please comply with Rules 5-03(b)(1) and 4-08(k) of Regulation S-X.
Claxson’s current practice is to include related party transaction amounts in each revenue and expense line item on the face of the consolidated statement of operations and disclose related party revenues and expenses in the notes to the financial statements. The Company acknowledges the Commission’s comment and will parenthetically include the amounts of related party revenues and expenses included in each line item on the face of the statement of operations in future filings.
Note 3.	Acquisitions and Disposals, page F-18
6.	Citing the authoritative literature, tell us how you accounted for the put and call agreement with Hicks Muse.
We have analyzed the accounting treatment of Hicks Muse’s put and Claxson’s call options derived from the Put and Call Agreement referred to in note 3 to the financial statements, under the guidance set in SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, (“SFAS No.133”) as further amended and interpreted.

The put and call options referred to above do not meet all the requirements established in paragraphs 6 to 9 of SFAS No. 133.

Paragraph 6 defines a derivative instrument as a financial instrument or other contract that meets all three of the following characteristics: 1) it has one or more underlyings and one or more notional amounts or payment provisions or both, 2) no or minimal initial net investment, and 3) net settlement provisions as specifically discussed in Paragraph 9.

Settlement provisions of the Put and Call Agreement with Hicks Muse do not meet any of the criteria of net settlement provisions established in Paragraph 9 of SFAS No. 133, as:
•	option contracts do not entitle any of the parties to receive cash but instead require delivery of specific assets, shares of DLA Holdings, Inc. (“DLA”), as they have no provisions for cash settlement,

•	if the options are exercised, the parties are required to deliver the DLA shares but there are no market mechanisms that facilitate net settlement for trading or exchange of these shares, and

•	if the options are exercised, the DLA shares to be delivered under the put and call options are not readily convertible into cash, as DLA is not a public company with quoted prices available in an active market.
Consequently, the put and call options with Hicks Muse do not qualify as derivative instruments under provisions of SFAS No. 133 and accordingly, were not accounted for as such but were disclosed in the notes to the financial statements.

We hope this letter provides you a detailed response to your comments. Please contact us should you require additional information.

Sincerely, José Antonio Ituarte Chief Financial Officer

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